File No. ~~82-5134~~ 82-34645

Shearman & Sterling

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
(212) 848-8092

WRITER'S EMAIL ADDRESS:
jahn@shearman.com

MAR 24 2003

March 21, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SUPPL

03007663

**Re: Telefónica Móviles Perú Holding S.A.A. File No. 82-5134
Information required pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On February 13, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed a letter informing CONASEV (*Comisión Nacional Supervisora de Valores*) of the Company's non-consolidated and consolidated financial statements for the fourth quarter which were drafted and approved for submission to the CONASEV, the Lima Stock Exchange and any other securities market institutions that may apply. On February 24, 2003, in compliance with Article 28 of the Stock Exchange Law and CONASEV Regulation No. 307-95-EF/94.10, the Company filed a letter informing CONASEV of resolutions that were passed with regards to the resignation and appointment of certain key directors and officers.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents

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and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or me at (212) 848-8092.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Janey J. Ahn